SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS 2009 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, August 13, 2009– Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], announces today its results for the 2009 second quarter (Q2 2009). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and six months period ended June 30, 2009 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before non-recurring items. Non-recurring items are either income or expenses, which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2008 (Q2 2008). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Top line grew 8.8% driven by volume growth and price increases across our regions. Organic volume growth of 4.1% was a result of a 7% volume growth in Brazil, partly offset by a 3.5% volume decline in Latin America South. Canada and Hila-Ex volumes grew 2.3% and 1.1%, respectively, in the period.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS per hectoliter decreased by 4.3% in the quarter as expected gains on our hedges, lower commodity prices for PET and corn and productivity initiatives more than offset inflation in the period. SG&A (excl. depreciation & amortization) increased organically by 13.5% driven by higher volumes, inflation, timing of certain investments and higher accruals for variable compensation in the period.

EBITDA, Operating Cash Flow and Net income: Our Normalized EBITDA reached R$2,383.1 million in Q2 2009, an organic growth of +13.8 % and margin expansion of 230 bps in the second quarter to 44.6%. Operating cash flow generation was R$1,991.1 million in Q2 2009, an increase of +31.4% yoy. Our Normalized Net income was R$1,391.4. million (+35.1%) in Q2 2009 while our Normalized Earnings per share (EPS) grew 34.6% yoy.

Payout and Financial Discipline: In Q2 2009, we paid interest on own capital (IOC) totaling around R$262 million. Since then, we paid dividends and IOC of approximately R$745 million beginning July 31 and declared additional dividends and IOC of approximately R$ 1.0 billion, to be paid beginning October 2, 2009. There were no share buybacks in the quarter.

Financial Highlights - AmBev Consolidated			% As		%				% As		%
R$ million	2Q08	2Q09	Reported		Organic		YTD 08	YTD 09	Reported		Organic
Total volumes	32,777.1	34,076.5	4.0%		4.1%		68,561.9	71,344.7	4.1%		4.6%
Beer	23,683.7	24,499.0	3.4%		4.5%		49,241.5	50,813.8	3.2%		4.3%
CSD and NANC	9,093.3	9,577.5	5.3%		2.8%		19,320.4	20,530.8	6.3%		5.2%

Net sales	4,713.4	5,348.1	13.5%		8.8%		9,546.8	11,003.8	15.3%		9.7%
Gross profit	3,063.9	3,623.7	18.3%		13.6%		6,228.1	7,382.3	18.5%		13.2%
Gross margin	65.0%	67.8%	280	bps	310	bps	65.2%	67.1%	190	bps	220	bps
EBITDA	2,008.7	2,367.3	17.9%		13.3%		4,111.5	5,167.7	25.7%		20.3%
EBITDA margin	42.6%	44.3%	160 bps		220	bps	43.1%	47.0%	390	bps	440	bps
Normalized EBITDA	2,012.5	2,383.1	18.4%		13.8%		4,119.9	4,966.0	20.5%		15.1%
Normalized EBITDA margin	42.7%	44.6%	190	bps	230	bps	43.2%	45.1%	200	bps	240	bps
Net Income - AmBev holders	1,026.0	1,375.6	34.1%				2,254.6	2,964.2	31.5%
Normalized Net Income - AmBev holders	1,029.8	1,391.4	35.1%				2,263.0	2,762.6	22.1%
No. of share outstanding (millions)	613.7	616.0					613.7	616.0
EPS (R$/shares)	1.67	2.23	33.6%				3.67	4.81	31.0%
Normalized EPS	1.68	2.26	34.6%				3.69	4.48	21.6%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Second Quarter 2009 Results August 13, 2009 Page 2

Message from AmBev Management

We closed the first half of 2009 with another strong quarter, delivering year to date EBITDA of R$4,966 million, an organic growth of 15.1%, exceeding our expectations given the continuing challenges to industry volumes across the countries we operate other than Brazil, where disposable income and overall macro-economic environment remain positive. These results were only possible because of the quality of our brands, our people and our preparation for what is proving to be a challenging year in several markets.

During the second quarter, our normalized consolidated EBITDA totaled R$2,383.1, a 13.8% organic increase with our margins expanding by 230 bps and reaching 44.6%. Consolidated volumes delivered solid growth once again and were 4.1% higher in Q2 2009.

Our Brazil business delivered another solid quarter as good industry performance and market share gains resulted in a 7% volume growth for both Beer and CSD & Nanc in the period.  Our Normalized Brazil EBITDA increased organically by +8.1%, with margins expanding by 90 bps. Our results in this quarter were negatively impacted by the timing of certain investments in the market as well as higher accruals for variable compensations versus last year. We believe our year to date EBITDA growth of 12.9% versus last year is a better proxy of our performance than Q2 2009.  “We are pleased with our performance in the first half of the year as we continued to execute our productivity and innovation strategies as planned despite a better than anticipated macro-economic scenario in Brazil during the period. We will continue focusing on them in order to position ourselves for profitability growth in 2009 and beyond”, says João Castro Neves, Chief Executive Officer (CEO) for AmBev.

HILA-ex reported a Normalized EBITDA loss of R$9.9 million. João Castro Neves comments: “Although in the very early stages, I am pleased with the initiatives we have launched to move us closer to our goal of delivering break-even EBITDA in the Region”.

Latin America South continues to deliver strong results despite poor industry performance across most markets (mainly in soft drinks), contributing with Normalized EBITDA of R$341.1 million (+37.3%) in the period. Good revenue management, market share gains and fixed cost savings on both COGS and SG&A allowed us to continue to expand margins in Q2 2009. Year to date, our EBITDA in the region grew 28.3% in organic terms. “We delivered strong performance in the second quarter despite volume decline due to the industry slowdown. We achieved this performance by gaining market share, effective revenue management, focus on the premium segments, a solid support to our mainstream brands and by rationalizing our cost structures. We expect a tough macroeconomic environment for the next quarters but we are confident our brands and our management team will continue to perform to face the challenges to come”, says Bernardo Paiva, CEO for Quinsa.

In Canada, Labatt delivered Normalized EBITDA of R$545.7 million in the period, a 14.1% organic growth with margins expanding 330 bps. Top line growth was driven by price increases ahead of inflation and better product mix while market share gains and industry growth drove volumes up 2.3% versus last year. Higher commodities prices started to cycle out and we continue to benefit from productivity and fixed cost savings. Year to date our EBITDA grew 10.6% in organic terms. "Labatt had a strong first half of the year despite a tough economic scenario in Canada. Our performance continues to be driven by strong price management, growth in our focus brands, smart innovation and the leveraging of all cost saving opportunities,” says Márcio Froes, President for Labatt.

Overall, the results we have achieved year-to-date on our cost management initiatives together with our hedges have been important contributors to our performance in the first half of the year. Although we expect a much tougher H2 2009, particularly as some of our hedges become less favorable, we will work very hard to maintain our consolidated COGS for the full year growing flat to up low single digits in organic terms.

As we look forward to H2 2009, we remain cautiously optimistic about the outlook, as the second half of the year should be better than we anticipated earlier in the year, principally in Brazil, but still more challenging than H1 2009. Considering challenging comparisons in the third quarter due to relatively tough volume comparisons and higher expected sales and marketing investment, particularly for CSD&NANC Brazil and Canada, our consolidated year-over-year organic EBITDA growth should be lower than the one delivered in H1 2009.

Finally, EBITDA growth and operating cash flow generation remain our two biggest priorities for 2009 and we will continue to focus on our innovation and productivity plans in order to deliver our results in 2009 while positioning ourselves for the future.

Second Quarter 2009 Results August 13, 2009 Page 3

AmBev Consolidated Income Statement

Consolidated Income Statement R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported	% Organic
Net Revenue	4,713.4	1.5	221.7	411.6	5,348.1	13.5%	8.8%
Cost of Goods Sold (COGS)	(1,649.5)	4.1	(85.2)	6.2	(1,724.4)	4.5%	-0.4%
Gross Profit	3,063.9	5.5	136.5	417.8	3,623.7	18.3%	13.6%
Selling, General and Administrative (SG&A)	(1,445.1)	(0.3)	(69.2)	(187.2)	(1,701.8)	17.8%	13.0%
Other operating income	97.9	0.2	2.1	18.6	118.8	21.4%	18.9%
Normalized Operating Income (normalized EBIT)	1,716.7	5.4	69.5	249.2	2,040.8	18.9%	14.4%
Non-recurring items above EBIT	(3.8)		(6.3)	(5.7)	(15.8)	nm	nm
Net Financial Results	(320.8)				(249.4)	-22.3%
Share of results of associates	3.8				0.2	-94.4%
Income Tax expense	(335.4)				(383.9)	14.5%
Net income	1,060.6				1,391.9	31.2%
Attributable to AmBev holders	1,026.0				1,375.6	34.1%
Atributable to minority interests	34.5				16.4	-52.6%

Normalized EBITDA	2,012.5	5.8	86.2	278.6	2,383.1	18.4%	13.8%

Consolidated Income Statement R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported	% Organic
Net Revenue	9,546.8	(18.9)	549.2	926.7	11,003.8	15.3%	9.7%
Cost of Goods Sold (COGS)	(3,318.7)	16.6	(216.0)	(103.4)	(3,621.5)	9.1%	3.1%
Gross Profit	6,228.1	(2.4)	333.2	823.4	7,382.3	18.5%	13.2%
Selling, General and Administrative (SG&A)	(2,869.8)	7.3	(162.3)	(294.3)	(3,319.0)	15.7%	10.3%
Other operating income	183.3	0.1	5.6	14.6	203.7	11.1%	8.0%
Normalized Operating Income (normalized EBIT)	3,541.6	5.1	176.5	543.7	4,267.0	20.5%	15.3%
Non-recurring items above EBIT	(8.4)		(4.3)	214.4	201.6	nm	nm
Net Financial Results	(598.0)				(574.2)	-4.0%
Share of results of associates	3.9				0.3	-93.4%
Income Tax expense	(658.7)				(890.1)	35.1%
Net income	2,280.4				3,004.6	31.8%
Attributable to AmBev holders	2,254.6				2,964.2	31.5%
Atributable to minority interests	25.8				40.3	56.6%

Normalized EBITDA	4,119.9	5.5	217.3	623.4	4,966.0	20.5%	15.1%

Second Quarter 2009 Results August 13, 2009 Page 4

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in Latin America North (LAN), Latin America South (LAS) and Labatt business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

(*) Q2 2006 and Q2 2007 data derive from BR GAAP figures and are presented just for reference purposes.

Second Quarter 2009 Results August 13, 2009 Page 5

AmBev Consolidated

The following table sets forth the consolidated results of AmBev for Q2 2009 and H1 2009 (YTD09).

AmBev delivered Normalized EBITDA of R$2,383.1 million in the quarter with margin expansion of 230 bps. Top line growth continued to exceed volume growth and our COGS/hl further improved from first quarter trends. However, investment phasing and higher accruals for variable compensations due to a very tough comparison in Brazil adversely impacted our operational leverage in the period.

Our year to date EBITDA totaled R$4,966.0 million representing a growth of 15.1% and a margin expansion of 240bps to 45.1%.

AmBev Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	32,777.1	(34.5)		1,333.9	34,076.5	4.0%		4.1%
Net Revenue	4,713.4	1.5	221.7	411.6	5,348.1	13.5%		8.8%
Net Revenue/hl	143.8	0.2	6.5	6.4	156.9	9.1%		4.5%
COGS	(1,649.5)	4.1	(85.2)	6.2	(1,724.4)	4.5%		-0.4%
COGS/hl	(50.3)	0.1	(2.5)	2.1	(50.6)	0.6%		-4.3%
Gross Profit	3,063.9	5.5	136.5	417.8	3,623.7	18.3%		13.6%
Gross Margin	65.0%				67.8%	280	bps	310	bps
SG&A excl. deprec.&amort.	(1,309.1)	(0.2)	(63.8)	(175.8)	(1,548.9)	18.3%		13.5%
SG&A deprec.&amort.	(136.0)	(0.2)	(5.3)	(11.4)	(152.9)	12.5%		8.4%
SG&A Total	(1,445.1)	(0.3)	(69.2)	(187.2)	(1,701.8)	17.8%		13.0%
Other operating income	97.9	0.2	2.1	18.6	118.8	21.4%		18.9%
Normalized EBIT	1,716.7	5.4	69.5	249.2	2,040.8	18.9%		14.4%
Normalized EBIT Margin	36.4%				38.2%	170	bps	220	bps
Normalized EBITDA	2,012.5	5.8	86.2	278.6	2,383.1	18.4%		13.8%
Normalized EBITDA Margin	42.7%				44.6%	190	bps	230	bps

AmBev Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	68,561.9	(351.5)		3,134.2	71,344.7	4.1%		4.6%
Net Revenue	9,546.8	(18.9)	549.2	926.7	11,003.8	15.3%		9.7%
Net Revenue/hl	139.2	0.4	7.7	6.9	154.2	10.8%		4.9%
COGS	(3,318.7)	16.6	(216.0)	(103.4)	(3,621.5)	9.1%		3.1%
COGS/hl	(48.4)	(0.0)	(3.0)	0.7	(50.8)	4.9%		-1.4%
Gross Profit	6,228.1	(2.4)	333.2	823.4	7,382.3	18.5%		13.2%
Gross Margin	65.2%				67.1%	190	bps	220	bps
SG&A excl. deprec.&amort.	(2,611.7)	7.5	(148.9)	(251.1)	(3,004.1)	15.0%		9.7%
SG&A deprec.&amort.	(258.1)	(0.2)	(13.4)	(43.2)	(314.9)	22.0%		16.7%
SG&A Total	(2,869.8)	7.3	(162.3)	(294.3)	(3,319.0)	15.7%		10.3%
Other operating income	183.3	0.1	5.6	14.6	203.7	11.1%		8.0%
Normalized EBIT	3,541.6	5.1	176.5	543.7	4,267.0	20.5%		15.3%
Normalized EBIT Margin	37.1%				38.8%	170	bps	210	bps
Normalized EBITDA	4,119.9	5.5	217.3	623.4	4,966.0	20.5%		15.1%
Normalized EBITDA Margin	43.2%				45.1%	200	bps	240	bps

Second Quarter 2009 Results August 13, 2009 Page 6

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$1,496.4 million in the quarter with margin expansion of 140 bps.  Our year to date EBITDA totaled R$3,238.7 million representing a growth of 13.4% and a margin expansion of 220 bps to 46.3%.

LAN Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	22,870.0	(285.1)		1,493.8	24,078.8	5.3%		6.6%
Net Revenue	3,088.0	(18.5)	35.5	239.9	3,344.9	8.3%		7.8%
Net Revenue/hl	135.0	0.9		3.0	138.9	2.9%		2.2%
COGS	(1,061.8)	16.1	(20.7)	61.2	(1,005.2)	-5.3%		-5.9%
COGS/hl	(46.4)	0.1		4.6	(41.7)	-10.1%		-9.8%
Gross Profit	2,026.1	(2.3)	14.8	301.1	2,339.7	15.5%		14.9%
Gross Margin	65.6%				69.9%	430	bps	460	bps
SG&A excl. deprec.&amort.	(852.2)	10.8	(17.3)	(184.5)	(1,043.2)	22.4%		21.9%
SG&A deprec.&amort.	(100.1)		(2.4)	(18.1)	(120.5)	20.5%		18.1%
SG&A Total	(952.3)	10.8	(19.7)	(202.6)	(1,163.8)	22.2%		21.5%
Other operating income	94.9	0.2	(0.3)	12.8	107.5	13.3%		13.4%
Normalized EBIT	1,168.8	8.6	(5.2)	111.3	1,283.5	9.8%		9.5%
Normalized EBIT Margin	37.8%				38.4%	50	bps	110	bps
Normalized EBITDA	1,354.9	8.6	(1.0)	133.7	1,496.4	10.4%		9.8%
Normalized EBITDA Margin	43.9%				44.7%	90	bps	140	bps

LAN Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	47,244.0	(602.1)		3,318.2	49,960.1	5.7%		7.1%
Net Revenue	6,382.8	(38.8)	75.0	580.5	6,999.5	9.7%		9.2%
Net Revenue/hl	135.1	0.9		4.1	140.1	3.7%		3.0%
COGS	(2,167.0)	28.6	(46.8)	25.7	(2,159.4)	-0.4%		-1.2%
COGS/hl	(45.9)	0.0		2.6	(43.2)	-5.8%		-5.7%
Gross Profit	4,215.8	(10.2)	28.3	606.2	4,840.1	14.8%		14.4%
Gross Margin	66.0%				69.1%	310	bps	340	bps
SG&A excl. deprec.&amort.	(1,710.4)	18.5	(43.4)	(256.1)	(1,991.5)	16.4%		15.1%
SG&A deprec.&amort.	(196.2)		(5.7)	(46.9)	(248.8)	26.8%		23.9%
SG&A Total	(1,906.6)	18.5	(49.1)	(303.0)	(2,240.2)	17.5%		16.0%
Other operating income	173.8	0.0	0.1	27.7	201.7	16.1%		16.0%
Normalized EBIT	2,483.0	8.3	(20.7)	331.0	2,801.5	12.8%		13.3%
Normalized EBIT Margin	38.9%				40.0%	110	bps	190	bps
Normalized EBITDA	2,858.1	8.3	(11.3)	383.6	3,238.7	13.3%		13.4%
Normalized EBITDA Margin	44.8%				46.3%	150	bps	220	bps

Second Quarter 2009 Results August 13, 2009 Page 7

AmBev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$1,506.2 million in the quarter, representing an organic growth of +8.1% and a margin expansion of 90 bps to 47.8%. Year to date our Normalized EBITDA totaled R$3,287.4 million, increasing 12.9% versus last year.

Our performance in Brazil for the second quarter, and to a lesser extent in the first half of 2009, has been significantly impacted by a tough comp in our SG&A year over year driven by accruals for variable compensation. Although the accruals for variable compensation is a normal part of our performance, it becomes a relevant tough comp this year when taken in consideration the fact that Brazil did not receive any variable compensation in 2008 and has delivered very good results in the first half of 2009. This should not be an important driver for SG&A growth in the ordinary course of business.

Excluding our incremental accruals for variable compensation, our Brazil SG&A would have increased by 14.2% and 8.3% in the three and six months period ended in June, respectively, while our Brazil EBITDA for the same periods would have increased by 13.8% and 17.4%.

AmBev Brazil Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	21,345.2	(285.1)		1,476.6	22,536.8	5.6%		7.0%
Net Revenue	2,951.2	(18.5)		217.5	3,150.2	6.7%		7.4%
Net Revenue/hl	138.3	1.0		0.5	139.8	1.1%		0.4%
COGS	(968.9)	16.1		63.2	(889.5)	-8.2%		-6.6%
COGS/hl	(45.4)	0.2		5.8	(39.5)	-13.0%		-12.7%
Gross Profit	1,982.3	(2.3)		280.8	2,260.7	14.0%		14.2%
Gross Margin	67.2%				71.8%	460	bps	460	bps
SG&A excl. deprec.&amort.	(769.3)	10.8		(187.2)	(945.7)	22.9%		24.7%
SG&A deprec.&amort.	(91.7)			(14.9)	(106.6)	16.3%		16.3%
SG&A Total	(861.0)	10.8		(202.2)	(1,052.4)	22.2%		23.8%
Other operating income	95.3	0.2		11.1	106.6	11.8%		11.6%
Normalized EBIT	1,216.5	8.6		89.7	1,314.9	8.1%		7.3%
Normalized EBIT Margin	41.2%				41.7%	50	bps	50	bps
Normalized EBITDA	1,384.6	8.6		113.0	1,506.2	8.8%		8.1%
Normalized EBITDA Margin	46.9%				47.8%	90	bps	90	bps

AmBev Brazil Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	44,075.5	(602.1)		3,460.2	46,933.7	6.5%		8.0%
Net Revenue	6,100.7	(38.8)		569.3	6,631.2	8.7%		9.4%
Net Revenue/hl	138.4	1.0		1.9	141.3	2.1%		1.3%
COGS	(1,984.8)	28.6		26.1	(1,930.1)	-2.8%		-1.3%
COGS/hl	(45.0)	0.0		3.9	(41.1)	-8.7%		-8.6%
Gross Profit	4,115.8	(10.2)		595.4	4,701.0	14.2%		14.5%
Gross Margin	67.3%				70.9%	360	bps	360	bps
SG&A excl. deprec.&amort.	(1,545.6)	18.5		(257.8)	(1,784.9)	15.5%		16.9%
SG&A deprec.&amort.	(179.5)			(41.1)	(220.6)	22.9%		22.9%
SG&A Total	(1,725.1)	18.5		(298.9)	(2,005.5)	16.3%		17.5%
Other operating income	174.3	0.0		26.6	201.0	15.3%		15.2%
Normalized EBIT	2,565.1	8.3		323.1	2,896.5	12.9%		12.6%
Normalized EBIT Margin	42.0%	-		0.0%	43.7%	160	bps	160	bps
Normalized EBITDA	2,904.0	8.3		375.1	3,287.4	13.2%		12.9%
Normalized EBITDA Margin	47.6%				49.6%	200	bps	200	bps

Second Quarter 2009 Results August 13, 2009 Page 8

Beer Brazil

Beer Brazil Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	15,811.5	(268.8)		1,090.6	16,633.2	5.2%		7.0%
Net Revenue	2,446.2	(16.6)		157.4	2,587.1	5.8%		6.5%
Net Revenue/hl	154.7	1.6		(0.8)	155.5	0.5%		-0.5%
COGS	(749.5)	15.0		41.8	(692.7)	-7.6%		-5.7%
COGS/hl	(47.4)	0.1		5.6	(41.6)	-12.1%		-11.8%
Gross Profit	1,696.7	(1.6)		199.2	1,894.3	11.6%		11.8%
Gross Margin	69.4%				73.2%	390	bps	390	bps
SG&A excl. deprec.&amort.	(644.5)	9.8		(192.8)	(827.6)	28.4%		30.4%
SG&A deprec.&amort.	(75.9)			(4.5)	(80.4)	5.9%		5.9%
SG&A Total	(720.5)	9.8		(197.3)	(908.0)	26.0%		27.8%
Other operating income	77.1	0.1		(1.0)	76.3	-1.1%		-1.2%
Normalized EBIT	1,053.3	8.3		1.0	1,062.5	0.9%		0.1%
Normalized EBIT Margin	43.1%				41.1%	-200	bps	-200	bps
Normalized EBITDA	1,191.6	8.3		9.8	1,209.7	1.5%		0.8%
Normalized EBITDA Margin	48.7%				46.8%	-200	bps	-200	bps

Beer Brazil Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	32,720.4	(558.1)		2,346.5	34,508.9	5.5%		7.3%
Net Revenue	5,061.6	(34.9)		426.4	5,453.1	7.7%		8.5%
Net Revenue/hl	154.7	1.6		1.7	158.0	2.2%		1.1%
COGS	(1,537.0)	25.8		31.7	(1,479.5)	-3.7%		-2.1%
COGS/hl	(47.0)	(0.0)		4.1	(42.9)	-8.7%		-8.8%
Gross Profit	3,524.7	(9.2)		458.1	3,973.6	12.7%		13.0%
Gross Margin	69.6%				72.9%	320	bps	320	bps
SG&A excl. deprec.&amort.	(1,336.6)	16.7		(230.4)	(1,550.3)	16.0%		17.5%
SG&A deprec.&amort.	(150.0)			(17.5)	(167.5)	11.7%		11.7%
SG&A Total	(1,486.6)	16.7		(248.0)	(1,717.8)	15.6%		16.9%
Other operating income	141.5	0.0		7.6	149.2	5.4%		5.4%
Normalized EBIT	2,179.6	7.6		217.8	2,405.0	10.3%		10.0%
Normalized EBIT Margin	43.1%				44.1%	100	bps	100	bps
Normalized EBITDA	2,461.3	7.6		238.3	2,707.1	10.0%		9.7%
Normalized EBITDA Margin	48.6%				49.6%	100	bps	100	bps

Our beer volumes in Brazil grew 7.0% during Q2 2009 driven by real growth in consumer disposable income for the second quarter in a row and market share gains. During Q2 2009, we increased our market share by 100 bps, reaching 68.3%, according to Nielsen, due to the good performance of our innovations and a more rational competitive environment in Brazil during the period.

Net revenue per hectoliter decreased 0.5% in Q2 2009. Excluding sales of malt, net revenues per hectoliter increased around 1% in the period, reflecting our price increases implemented during the summer partly offset by higher than inflation tax increases and packaging mix.

COGS per hectoliter declined 11.8% in the quarter due to more favorable currency and commodity hedges, lower corn prices and our productivity initiatives in the period, partly offset by general inflation.

SG&A excluding depreciation and amortization increased +30.4% organically in the period due to volume growth, general inflation, higher expenses from channel mix, timing of certain investments and higher accruals for variable compensations.

Beer Brazil Normalized EBITDA increased by +0.8% reaching R$1,209.7 million in the quarter with year-to-date organic growth reaching 9.7%.

Second Quarter 2009 Results August 13, 2009 Page 9

CSD & NANC Brazil

CSD&Nanc Brazil Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	5,533.7	(16.2)		386.0	5,903.5	6.7%		7.0%
Net Revenue	505.0	(1.9)		60.1	563.2	11.5%		11.9%
Net Revenue/hl	91.3	(0.1)		4.2	95.4	4.5%		4.6%
COGS	(219.4)	1.2		21.5	(196.8)	-10.3%		-9.8%
COGS/hl	(39.6)	0.1		6.2	(33.3)	-15.9%		-15.7%
Gross Profit	285.6	(0.7)		81.6	366.4	28.3%		28.6%
Gross Margin	56.6%				65.1%	850	bps	850	bps
SG&A excl. deprec.&amort.	(124.8)	1.1		5.6	(118.1)	-5.3%		-4.5%
SG&A deprec.&amort.	(15.8)			(10.5)	(26.3)	66.3%		66.3%
SG&A Total	(140.6)	1.1		(4.9)	(144.4)	2.7%		3.5%
Other operating income	18.2	0.0		12.1	30.3	66.3%		66.2%
Normalized EBIT	163.2	0.3		88.8	252.4	54.6%		54.3%
Normalized EBIT Margin	32.3%				44.8%	1250	bps	1250	bps
Normalized EBITDA	193.0	0.3		103.1	296.5	53.6%		53.3%
Normalized EBITDA Margin	38.2%				52.6%	1440	bps	1440	bps

CSD&Nanc Brazil Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	11,355.1	(44.0)		1,113.7	12,424.8	9.4%		9.8%
Net Revenue	1,039.0	(3.9)		142.9	1,178.0	13.4%		13.8%
Net Revenue/hl	91.5	0.0		3.3	94.8	3.6%		3.6%
COGS	(447.8)	2.9		(5.6)	(450.6)	0.6%		1.3%
COGS/hl	(39.4)	0.1		3.1	(36.3)	-8.0%		-7.8%
Gross Profit	591.2	(1.1)		137.3	727.4	23.0%		23.3%
Gross Margin	56.9%				61.7%	490	bps	490	bps
SG&A excl. deprec.&amort.	(209.0)	1.7		(27.4)	(234.6)	12.3%		13.2%
SG&A deprec.&amort.	(29.5)			(23.6)	(53.1)	79.8%		79.8%
SG&A Total	(238.5)	1.7		(50.9)	(287.7)	20.6%		21.5%
Other operating income	32.8	0.0		19.0	51.8	57.9%		57.9%
Normalized EBIT	385.5	0.7		105.4	491.5	27.5%		27.3%
Normalized EBIT Margin	37.1%				41.7%	460	bps	460	bps
Normalized EBITDA	442.8	0.7		136.9	580.3	31.1%		30.9%
Normalized EBITDA Margin	42.6%				49.3%	660	bps	660	bps

Our CSD&Nanc Brazil business posted organic volume growth of 7.0% in the period driven by real consumer disposable income growth and market share gains of 40 bps in Q2 2009 in reaching 17.8%.

Net Revenues per hectoliter grew 4.6% organically in the period driven by selective price increases in certain regions, partly offset by higher tax on sales.

COGS per hectoliter decreased organically once again (-15.7%) on a per hectoliter basis as a result of our currency and aluminum hedges, lower PET prices year over year and productivity gains, partly offset by general inflation and higher sugar hedges in the period.

SG&A excluding depreciation and amortization decreased 4.5% in the period despite higher volumes and higher accruals for variable compensations due to the timing of certain investments that were concentrated in the first quarter.

CSD & Nanc Brazil Normalized EBITDA increased by +53.3% reaching R$296.5 million in the quarter, with year-to-date organic growth reaching 30.9%.

Second Quarter 2009 Results August 13, 2009 Page 10

HILA-ex Consolidated

HILA-Ex Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl) - Total	1,524.8			17.2	1,542.0	1.1%		1.1%
Beer Volume ('000 hl)	718.3			(63.3)	655.0	-8.8%		-8.8%
CSD Volume ('000 hl)	806.5			80.5	887.0	10.0%		10.0%
Net Revenue	136.8		35.5	22.4	194.7	42.3%		16.4%
Net Revenue/hl	89.7		23.0	13.5	126.2	40.7%		15.1%
COGS	(92.9)		(20.7)	(2.1)	(115.7)	24.5%		2.2%
COGS/hl	(60.9)		(13.4)	(0.7)	(75.0)	23.1%		1.1%
Gross Profit	43.9		14.8	20.3	79.0	80.0%		46.4%
Gross Margin	32.1%				40.6%	850	bps	830	bps
SG&A excl. deprec.&amort.	(82.9)		(17.3)	2.7	(97.5)	17.6%		-3.3%
SG&A deprec.&amort.	(8.3)		(2.4)	(3.2)	(13.9)	66.6%		37.9%
SG&A Total	(91.2)		(19.7)	(0.5)	(111.4)	22.1%		0.5%
Other operating income/expenses	(0.4)		(0.3)	1.6	1.0	nm		nm
Normalized EBIT	(47.8)		(5.2)	21.5	(31.4)	nm		nm
Normalized EBIT Margin	-34.9%				-16.1%	nm		nm
Normalized EBITDA	(29.7)		(1.0)	20.8	(9.9)	nm		nm
Normalized EBITDA Margin	-21.7%				-5.1%	nm		nm

HILA-Ex Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl) - Total	3,168.5			(142.1)	3,026.5	-4.5%		-4.5%
Beer Volume ('000 hl)	1,454.1			(251.4)	1,202.7	-17.3%		-17.3%
CSD Volume ('000 hl)	1,714.4			109.3	1,823.8	6.4%		6.4%
Net Revenue	282.2		75.0	11.2	368.3	30.5%		4.0%
Net Revenue/hl	89.0		24.8	7.9	121.7	36.7%		8.8%
COGS	(182.2)		(46.8)	(0.4)	(229.3)	25.9%		0.2%
COGS/hl	(57.5)		(15.5)	(2.8)	(75.8)	31.8%		4.9%
Gross Profit	100.0		28.3	10.8	139.0	39.1%		10.8%
Gross Margin	35.4%				37.7%	230	bps	230	bps
SG&A excl. deprec.&amort.	(164.9)		(43.4)	1.7	(206.6)	25.3%		-1.0%
SG&A deprec.&amort.	(16.7)		(5.7)	(5.8)	(28.2)	68.9%		34.9%
SG&A Total	(181.6)		(49.1)	(4.1)	(234.7)	29.3%		2.3%
Other operating income/expenses	(0.6)		0.1	1.1	0.7	nm		nm
Normalized EBIT	(82.1)		(20.7)	7.8	(95.0)	nm		nm
Normalized EBIT Margin	-29.1%				-25.8%	nm		nm
Normalized EBITDA	(46.0)		(11.3)	8.5	(48.8)	nm		nm
Normalized EBITDA Margin	-16.3%				-13.2%	nm		nm

HILA-ex volumes increased by 1.1% in Q2 2009 as a result of good performance in our soft drinks business while beer volumes continue to be challenged by the adverse economic scenario.

Net Revenue per hectoliter was up +15.1% due to better pricing in the period while COGS per hectoliter increased by 1.1% on an organic basis, driven by general inflation almost completely offset by our productivity gains.

SG&A excluding depreciation and amortization decreased by 3.3% organically in the period as a result of strong fixed cost savings.

HILA-Ex Normalized EBITDA delivered EBITDA losses of R$9.9 million in Q2 2009, an improvement of R$20.8 million versus Q2 2008.

Second Quarter 2009 Results August 13, 2009 Page 11

Latin America South (LAS) - Quinsa

Our countries in the region continue to face either significant industry volume slowdown or negative volume growth in the period. LAS delivered Normalized EBITDA amounting to R$341.1 million in the quarter with impressive organic growth of 37.3% and margin expansion of 590 bps to 42.9%. Our results in the region continue to be driven by strong revenue management and fixed cost savings in the period, partly offset by soft volumes and labor inflation pressures.

LAS Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	6,610.4	250.6		(234.4)	6,626.6	0.2%		-3.5%
Net Revenue	592.8	19.9	70.7	111.2	794.6	34.1%		18.8%
Net Revenue/hl	89.7	(0.4)	10.7	19.9	119.9	33.7%		22.2%
COGS	(272.4)	(12.1)	(27.4)	(21.2)	(333.0)	22.2%		7.8%
COGS/hl	(41.2)	(0.3)	(4.1)	(4.7)	(50.3)	21.9%		11.3%
Gross Profit	320.3	7.9	43.4	90.0	461.6	44.1%		28.1%
Gross Margin	54.0%				58.1%	400	bps	430	bps
SG&A excl. deprec.&amort.	(136.6)	(11.0)	(15.9)	(24.7)	(188.2)	37.8%		18.1%
SG&A deprec.&amort.	(13.7)	(0.2)	(1.8)	(3.3)	(19.0)	38.0%		23.7%
SG&A Total	(150.3)	(11.2)	(17.7)	(27.9)	(207.1)	37.8%		18.6%
Other operating income/expenses	0.1	0.1	2.4	7.9	10.6	nm		nm
Normalized EBIT	170.2	(3.2)	28.1	70.0	265.0	55.7%		41.1%
Normalized EBIT Margin	28.7%				33.4%	460	bps	540	bps
Normalized EBITDA	224.1	(2.8)	36.2	83.5	341.1	52.2%		37.3%
Normalized EBITDA Margin	37.8%				42.9%	510	bps	590	bps

LAS Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	15,788.5	250.6		(197.9)	15,841.2	0.3%		-1.3%
Net Revenue	1,387.8	19.9	299.7	278.8	1,986.2	43.1%		20.1%
Net Revenue/hl	87.9	(0.1)	18.9	18.7	125.4	42.6%		21.3%
COGS	(590.6)	(12.1)	(111.0)	(75.0)	(788.7)	33.5%		12.7%
COGS/hl	(37.4)	(0.2)	(7.0)	(5.2)	(49.8)	33.1%		13.9%
Gross Profit	797.2	7.9	188.7	203.8	1,197.6	50.2%		25.6%
Gross Margin	57.4%				60.3%	280	bps	260	bps
SG&A excl. deprec.&amort.	(287.2)	(11.0)	(51.5)	(38.6)	(388.2)	35.2%		13.4%
SG&A deprec.&amort.	(28.7)	(0.2)	(5.4)	(5.1)	(39.5)	37.6%		17.9%
SG&A Total	(315.9)	(11.2)	(56.9)	(43.7)	(427.7)	35.4%		13.8%
Other operating income/expenses	11.0	0.1	5.2	(17.8)	(1.5)	nm		nm
Normalized EBIT	492.4	(3.2)	137.0	142.3	768.4	56.1%		28.9%
Normalized EBIT Margin	35.5%				38.7%	320	bps	260	bps
Normalized EBITDA	599.8	(2.8)	159.3	169.9	926.2	54.4%		28.3%
Normalized EBITDA Margin	43.2%				46.6%	340	bps	300	bps

Second Quarter 2009 Results August 13, 2009 Page 12

LAS Beer

LAS Beer R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	3,857.4	9.0		(26.7)	3,839.6	-0.5%		-0.7%
Net Revenue	415.8	3.3	56.5	88.7	564.2	35.7%		21.3%
Net Revenue/hl	107.8	0.6	14.7	23.9	146.9	36.3%		22.1%
COGS	(156.5)	(2.1)	(18.9)	(16.9)	(194.5)	24.3%		10.8%
COGS/hl	(40.6)	(0.5)	(4.9)	(4.7)	(50.7)	24.9%		11.6%
Gross Profit	259.3	1.1	37.5	71.8	369.7	42.6%		27.7%
Gross Margin	62.4%				65.5%	320	bps	330	bps
SG&A excl. deprec.&amort.	(103.8)	(6.9)	(13.4)	(21.4)	(145.5)	40.2%		20.6%
SG&A deprec.&amort.	(6.3)		(1.0)	(2.2)	(9.6)	51.4%		35.5%
SG&A Total	(110.2)	(6.9)	(14.4)	(23.6)	(155.1)	40.8%		21.5%
Other operating income/expenses	0.7		2.2	5.4	8.3	nm		nm
Normalized EBIT	149.8	(5.8)	25.4	53.6	222.9	48.8%		35.8%
Normalized EBIT Margin	36.0%				39.5%	350	bps	430	bps
Normalized EBITDA	189.3	(5.8)	31.7	65.4	280.6	48.2%		34.6%
Normalized EBITDA Margin	45.5%				49.7%	420	bps	500	bps

LAS Beer R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	9,537.6	9.0		12.4	9,559.0	0.2%		0.1%
Net Revenue	985.1	3.3	229.4	217.8	1,435.6	45.7%		22.1%
Net Revenue/hl	103.3	0.2	24.0	22.7	150.2	45.4%		21.9%
COGS	(335.0)	(2.1)	(68.4)	(49.4)	(454.9)	35.8%		14.7%
COGS/hl	(35.1)	(0.2)	(7.2)	(5.1)	(47.6)	35.5%		14.6%
Gross Profit	650.1	1.1	161.0	168.4	980.7	50.9%		25.9%
Gross Margin	66.0%				68.3%	230	bps	210	bps
SG&A excl. deprec.&amort.	(214.5)	(6.9)	(38.8)	(27.6)	(287.8)	34.1%		12.8%
SG&A deprec.&amort.	(13.6)		(2.9)	(3.5)	(20.1)	47.2%		25.8%
SG&A Total	(228.1)	(6.9)	(41.7)	(31.1)	(307.8)	34.9%		13.6%
Other operating income/expenses	11.3		5.3	(17.5)	(1.0)	nm		nm
Normalized EBIT	433.2	(5.8)	124.6	119.8	671.9	55.1%		27.7%
Normalized EBIT Margin	44.0%				46.8%	280	bps	200	bps
Normalized EBITDA	512.5	(5.8)	142.0	142.9	791.6	54.5%		27.9%
Normalized EBITDA Margin	52.0%				55.1%	310	bps	250	bps

Beer volume organic decline of 0.7% reflects either lower growth or declining industry volumes across the Quinsa markets as a result of the impact of a challenging economic environment. We continue to be able to mitigate the impact of industry slowdown by growing market share within the region through leading marketing initiatives and increased innovations.

Net revenues per hectoliter grew 22.1% in the period driven by price increases in line with inflation, revenue management initiatives and good performance of innovations, together with strong performances from our premium brands.

COGS per hectoliter increased 11.6% in the period, which is below the level of inflation as we were able to offset general inflation and higher personnel-related costs with higher productivity in our plants.

SG&A excluding depreciation and amortization increased 20.6% organically in the period, driven by general inflation, and higher personnel-related expenses, partly offset by ZBB savings.

Quinsa Beer Normalized EBITDA increased 34.6% in the quarter totaling R$280.6 million.

Second Quarter 2009 Results August 13, 2009 Page 13

LAS CSD & NANC

LAS CSD&Nanc R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	2,753.0	241.6		(207.7)	2,787.0	1.2%		-7.5%
Net Revenue	177.0	16.7	14.3	22.4	230.4	30.2%		12.7%
Net Revenue/hl	64.3	0.4	5.1	12.9	82.7	28.6%		20.0%
COGS	(115.9)	(9.9)	(8.4)	(4.2)	(138.5)	19.5%		3.7%
COGS/hl	(42.1)	0.1	(3.0)	(4.7)	(49.7)	18.0%		11.0%
Gross Profit	61.1	6.7	5.9	18.2	91.9	50.4%		29.8%
Gross Margin	34.5%				39.9%	540	bps	520	bps
SG&A excl. deprec.&amort.	(32.7)	(4.0)	(2.5)	(3.3)	(42.6)	30.3%		10.1%
SG&A deprec.&amort.	(7.4)	(0.2)	(0.8)	(1.0)	(9.4)	26.7%		13.5%
SG&A Total	(40.1)	(4.2)	(3.3)	(4.3)	(52.0)	29.6%		10.8%
Other operating income/expenses	(0.6)	0.1	0.2	2.6	2.3	nm		nm
Normalized EBIT	20.4	2.6	2.7	16.4	42.1	106.7%		80.6%
Normalized EBIT Margin	11.5%				18.3%	680	bps	690	bps
Normalized EBITDA	34.9	3.0	4.5	18.1	60.4	73.4%		51.9%
Normalized EBITDA Margin	19.7%				26.2%	650	bps	690	bps

LAS CSD&Nanc R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	6,250.9	241.6		(210.3)	6,282.3	0.5%		-3.4%
Net Revenue	402.7	16.7	70.3	61.0	550.6	36.7%		15.1%
Net Revenue/hl	64.4	0.2	11.2	11.9	87.6	36.1%		18.4%
COGS	(255.6)	(9.9)	(42.6)	(25.6)	(333.7)	30.6%		10.0%
COGS/hl	(40.9)	(0.0)	(6.8)	(5.4)	(53.1)	29.9%		13.3%
Gross Profit	147.1	6.7	27.7	35.4	216.9	47.4%		24.0%
Gross Margin	36.5%				39.4%	290	bps	280	bps
SG&A excl. deprec.&amort.	(72.7)	(4.0)	(12.7)	(11.0)	(100.4)	38.2%		15.2%
SG&A deprec.&amort.	(15.1)	(0.2)	(2.5)	(1.6)	(19.4)	28.9%		10.8%
SG&A Total	(87.7)	(4.2)	(15.2)	(12.7)	(119.8)	36.6%		14.4%
Other operating income/expenses	(0.2)	0.1	(0.1)	(0.3)	(0.5)	nm		nm
Normalized EBIT	59.1	2.6	12.4	22.4	96.5	63.2%		38.0%
Normalized EBIT Margin	14.7%				17.5%	280	bps	290	bps
Normalized EBITDA	87.3	3.0	17.3	27.0	134.6	54.1%		30.9%
Normalized EBITDA Margin	21.7%				24.4%	280	bps	300	bps

CSD & NANC volumes in Quinsa declined in the period driven by lower industry volumes in Argentina, compensated by strong volume growth in Uruguay.

Organic growth in net revenue per hectoliter of 20.0% was driven by price increases in line with inflation implemented during 2009, together with revenue management initiatives.

COGS per hectoliter increased 11.0% organically, which is below the level of inflation as we were able to offset general inflation and higher cost of sugar and labor with lower PET prices and higher productivity in our plants.

SG&A excluding depreciation and amortization increased 10.1% in the period as we continue to partly offset higher sales and general inflation with ZBB savings.

Quinsa CSD & Nanc Normalized EBITDA increased 51.9% in the period totaling R$60.4 million.

Second Quarter 2009 Results August 13, 2009 Page 14

Canada – Labatt

Canada Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	3,296.6			74.5	3,371.1	2.3%		2.3%
Net Revenue	1,032.7		115.5	60.5	1,208.6	17.0%		5.9%
Net Revenue/hl	313.3		34.3	11.0	358.5	14.4%		3.5%
COGS	(315.2)		(37.1)	(33.8)	(386.1)	22.5%		10.7%
COGS/hl	(95.6)		(11.0)	(7.9)	(114.5)	19.8%		8.3%
Gross Profit	717.5		78.4	26.6	822.4	14.6%		3.7%
Gross Margin	69.5%				68.0%	-140	bps	-140	bps
SG&A excl. deprec.&amort.	(320.3)		(30.6)	33.5	(317.5)	-0.9%		-10.4%
SG&A deprec.&amort.	(22.2)		(1.2)	9.9	(13.4)	-39.6%		-44.8%
SG&A Total	(342.5)		(31.8)	43.4	(330.9)	-3.4%		-12.7%
Other operating income/expenses	2.9		(0.0)	(2.1)	0.7	nm		nm
Normalized EBIT	377.8		46.6	67.9	492.3	30.3%		18.0%
Normalized EBIT Margin	36.6%				40.7%	410	bps	420	bps
Normalized EBITDA	433.4		51.0	61.3	545.7	25.9%		14.1%
Normalized EBITDA Margin	42.0%				45.2%	320	bps	330	bps

Canada Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	5,529.4			14.0	5,543.3	0.3%		0.3%
Net Revenue	1,776.2		174.4	67.4	2,018.1	13.6%		3.8%
Net Revenue/hl	321.2		31.5	11.4	364.1	13.3%		3.5%
COGS	(561.1)		(58.2)	(54.1)	(673.4)	20.0%		9.6%
COGS/hl	(101.5)		(10.5)	(9.5)	(121.5)	19.7%		9.4%
Gross Profit	1,215.1		116.2	13.3	1,344.6	10.7%		1.1%
Gross Margin	68.4%				66.6%	-180	bps	-180	bps
SG&A excl. deprec.&amort.	(614.0)		(54.0)	43.6	(624.4)	1.7%		-7.1%
SG&A deprec.&amort.	(33.3)		(2.3)	8.9	(26.7)	-19.8%		-26.7%
SG&A Total	(647.3)		(56.3)	52.4	(651.1)	0.6%		-8.1%
Other operating income/expenses	(1.5)		0.3	4.7	3.5	nm		nm
Normalized EBIT	566.3		60.2	70.5	697.0	23.1%		12.4%
Normalized EBIT Margin	31.9%				34.5%	270	bps	270	bps
Normalized EBITDA	662.0		69.2	69.9	801.1	21.0%		10.6%
Normalized EBITDA Margin	37.3%				39.7%	240	bps	240	bps

Total volumes increased +2.3% versus Q2 2008 as domestic volumes increased 2.6% driven by industry growth of 1.9% and by market share gains of 10 bps.

Net revenues per hl increased by 3.5% in Q2 2009 due to year over year price increases ahead of inflation and better product mix driven by innovation.

COGS per hl increased by 8.3% on an organic basis driven by higher sales of imports and increased commodity prices due to currency, partly offset by fixed cost savings in the period.

SG&A excluding depreciation and amortization declined by 10.4% organically in the period due to lower fixed cost and improved efficiency of our commercial investments.  Timing of certain investments that will take place in the second half of the year also contributed to this decline.

Labatt’s Normalized EBITDA increased by 14.1% in Q2 2009 to R$545.7 million with margin expanding by 330 bps in the period.

Second Quarter 2009 Results August 13, 2009 Page 15

Other Operating Income, net

Other operating income, net totaled R$118.8 million in Q2 2009 compared to R$97.9 million in Q2 2008. The main reason for this increase was tax credits recorded by the Company during this quarter.

Other Operating income, net	2Q09	2Q08	YTD 09	YTD 08

R$ million

Government grants	56.0	62.0	111.1	120.6
(Additions to)/Reversals of provisions	(2.8)	(5.1)	(6.9)	7.5
Net gain on disposal of property, plant and equipment and intangible assets	(0.4)	2.0	4.5	(2.0)
			-	-
Other income	31.0	38.2	31.6	53.0

	118.8	97.9	203.7	183.3

Non-recurring items

Non-recurring items totaled R$15.8 million net losses in Q2 2009, compared to R$3.8 million non-recurring losses in Q2 2008, primarily as a result of higher restructuring losses.

Non-recurring items	2Q09	2Q08	YTD09	YTD08

R$ million

Restructuring	(18.0)	(3.8)	(37.8)	(8.4)
Gain from perpetual licence for Labatt in the USA	2.2	-	239.4	-

	(15.8)	(3.8)	201.6	(8.4)

Second Quarter 2009 Results August 13, 2009 Page 16

Net Financial Results

AmBev’s net financial result decreased from R$320.8 million to R$ 249.4 million in Q2 2009 driven by lower net interest expenses in the period.

This decrease is mainly a result of retirement of certain debt which matured during the period and were not renewed.

Breakdown of Net Financial Results	2Q09	2Q08	YTD 09	YTD 08
R$ million

Interest income	37.6	26.9	70.8	56.1
Interest expenses	(206.9)	(293.4)	(488.0)	(558.7)
Gains (losses) on derivative instruments	25.6	16.6	(80.3)	8.3
Gains/(losses) on non-derivative instruments	(65.4)	(38.8)	(2.2)	(43.3)
Taxes on financial transactions	(9.4)	(10.1)	(24.4)	(28.0)
Other financial expenses, net	(30.9)	(22.1)	(50.0)	(32.4)

Net Financial Results	(249.4)	(320.8)	(574.2)	(598.0)

	June 2009			December 2008
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,123.8	2,229.9	3,353.8	2,883.2	1,579.7	4.462.9
Foreign Currency	687.9	4,717.0	5,404.9	705.0	5,489.9	6.194.9
Consolidated Debt	1,811.7	6,946.9	8,758.6	3,588.2	7.069.6	10,657.8

Cash and Equivalents			4,278.4			3,298.9
Short-Term Investiments			2.6			0.1

Net Debt			4,477.7			7,358.9

The Company’s total debt decreased from R$10,657.8 million in December 2008 to R$8,758.6 million in Q2 2009, as a result of the payment of certain debt which matured in the period, namely our promissory notes with Banco do Brasil amounting to approximately R$1.7 billion on April 13. At the same time, during June we obtained around R$400 million from BNDES to support our investments in Brazil such as our new Minas plant.

On July 1, we paid about R$0.8 billion in debt related to our Debentures 2009 while beginning July 31, we paid around R$745 million in dividends and IOC to our shareholders.

We have also declared additional dividends and IOC distribution to our shareholders totaling around R$1.0 billion which will be paid beginning October 2.

Second Quarter 2009 Results August 13, 2009 Page 17

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 32.7% compared to 33.1% in Q2 2008. The effective tax rate in Q2 2009 was 21.6% compared to last years’ rate of 24.0%.  The main reason for this improvement was higher government grants on income tax recorded during the period partly offset by other tax adjustments.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	2Q09	2Q08	YTD 09	YTD 08
R$ million

Profit before tax	1,775.8	1,395.9	3,894.7	2,939.0

Adjustment on taxable basis
Non-taxable net financial and other income	(125.0)	(44.8)	(451.5)	(140.4)
Non-taxable intercompany dividends	(0.3)	(0.0)	(0.6)	(0.0)
Goverment grant related to sales taxes	(56.0)	(63.0)	(111.1)	(125.1)
Expenses non-deductible for tax purposes	127.4	27.4	363.9	56.6
	1,721.8	1,315.5	3,695.4	2,730.1
Aggregated weighthed nominal tax rate	32.7%	33.1%	32.4%	33.3%
Taxes – nominal rate	(562.2)	(435.7)	(1,198.8)	(909.4)

Adjustment on taxes expenses
Goverment grant on income tax	78.8	27.7	110.7	55.4
Tax savings from tax credits (interest attributed to shareholders’)	85.9	77.2	173.2	166.6
Tax savings from goodwill amortization on tax books	38.1	37.0	76.1	73.4
Dividends withholding tax	(10.9)	(4.4)	(17.3)	(11.0)
Other tax adjustment	(13.6)	(37.1)	(34.0)	(33.7)
Expense on income tax	(383.9)	(335.4)	(890.1)	(658.7)
Effective tax rate	21.6%	24.0%	22.9%	22.4%

Minority Interest

Minority interests in subsidiaries totaled R$16.4 million in Q2 2009 compared to R$34.5 million in Q2 2008. The reduction in the expense is due to an adjustment to minority interest recorded in Q2 2008.  Year to date, our minority interest expenses increased from R$25.7 million to R$40.3 million due to higher profits from Quinsa's subsidiaries which are not wholly owned.

Net Income

AmBev posted a net income of R$1,375.6 million in the period compared to R$1,026.0 million last year. The main reason for this increase are better operating results across all our businesses as well as lower net financial expenses and lower effective tax rate in the period.

Second Quarter 2009 Results August 13, 2009 Page 18

Reconciliation between Normalized EBITDA and Net income

Both Normalized EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

Normalized EBITDA is calculated excluding from Net Income the following effects: (i) Minority interest, (ii) Income Tax expense, (ii) Share of results of associates, (iv) Net Financial Results, (v) Non-recurring items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	2Q09	2Q08	YTD 09	YTD 08
Net Income - AmBev holders	1,375.6	1,026.0	2,964.2	2,254.6
Minority interest	16.4	34.5	40.3	25.8
Income tax expense	383.9	335.4	890.1	658.7
Income Before Taxes	1,775.8	1,395.9	3,894.7	2,939.0
Share of results of associates	(0.2)	(3.8)	(0.3)	(3.9)
Net Financial Results	249.4	320.8	574.2	598.0
Non-recurring items	(15.8)	(3.8)	201.6	(8.4)
Normalized EBIT	2,040.8	1,716.7	4,267.0	3,541.6
Depreciation & Amortization	342.3	295.7	699.1	578.3
Normalized EBITDA	2,383.1	2,012.5	4,966.0	4,119.9

Shareholding Structure

The table below shows AmBev’s shareholding structure on June 30, 2009.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
InBev	256,327,362	74.0%	124,084,860	46.0%	380,412,222	61.8%
FAHZ	57,783,451	16.7%	0	0.0%	57,783,451	9.4%
Market	32,359,222	9.3%	145,439,123	54.0%	177,798,345	28.9%
Outstanding	346,470,035	100.0%	269,523,983	100.0%	615,994,018	100.0%
Treasury	124,537		749,076		873,613
TOTAL	346,594,572		270,273,059		616,867,631
Free float bovespa	30,997,209	8.9%	100,957,979	37.5%	131,955,188	21.4%
Free float NYSE	1,362,013	0.4%	44,481,144	16.5%	45,843,157	7.4%

Second Quarter 2009 Results August 13, 2009 Page 19

Recent Events

On July 22, 2009, CADE, the Brazilian antitrust authority, ruled on the Administrative Proceeding No. 08012.003805/2004-1 involving AmBev. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol, and has as its main purpose the investigation of the Company’s conduct in the market, mainly related to our customer loyalty program named Tô Contigo (which is similar to airline and other mileage programs).

During its investigation, Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive in the absence of certain adjustments, which have already been substantially incorporated into the Program under its current configuration. In addition, there was no suggestion of fines in the SDE opinion. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that among other decisions, determined a fine for R$352 million.

The Company intends to challenge the decision in Brazilian courts. Based on the advice of our counsel, we understand the likelihood of loss to be possible (but not probable), and therefore have not accrued for this amount in our interim financial statements.

Second Quarter 2009 Results August 13, 2009 Page 20

Q2 2009 EARNINGS CONFERENCE CALL

Speakers	João Castro Neves Chief Executive Officer for AmBev Nelson Jamel CFO and Investor Relations Officer

Language	English

Date	August 13th, 2009 (Thursday)

Time	11:00 (Brasília time) 10:00 (EST)

Phone number	US / International Participants	+1 (412) 858-4600

Code	AmBev

Please call 15 minutes prior to the beginning of the conference call. The conference call will also be transmitted live through the Internet on the website www.ambev-ir.com.

The conference call replay will be available on AmBev’s website around two hours after the conclusion. To access the replay of the conference through phone, please dial +1(706) 645-9291; code: 83875467.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acmbsp@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2009 Results August 13, 2009 Page 21

AmBev - Segment Financial Information

	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil
	2Q09	2Q08%		2Q09	2Q08%		2Q09	2Q08%
Volumes (000 hl)	16,633	15,811	7.0%	5,904	5,534	7.0%	22,537	21,345	7.0%

R$ million
Net Sales	2,587.1	2,446.2	6.5%	563.2	505.0	11.9%	3,150.2	2,951.2	7.4%
% of Total	48.4%	51.9%		10.5%	10.7%		58.9%	62.6%
COGS	(692.7)	(749.5)	-5.7%	(196.8)	(219.4)	-9.8%	(889.5)	(968.9)	-6.6%
% of Total	40.2%	45.4%		11.4%	13.3%		51.6%	58.7%
Gross Profit	1,894.3	1,696.7	11.8%	366.4	285.6	28.6%	2,260.7	1,982.3	14.2%
% of Total	52.3%	55.4%		10.1%	9.3%		62.4%	64.7%
SG&A	(908.0)	(720.5)	27.8%	(144.4)	(140.6)	3.5%	(1,052.4)	(861.0)	23.8%
% of Total	53.4%	49.9%		8.5%	9.7%		61.8%	59.6%
Other operating income, net	76.3	77.1	-1.2%	30.3	18.2	66.2%	106.6	95.3	11.6%
% of Total	64.2%	78.7%		25.5%	18.6%		89.7%	97.3%
Normalized EBIT	1,062.5	1,053.3	0.1%	252.4	163.2	54.3%	1,314.9	1,216.5	7.3%
% of Total	52.1%	61.4%		12.4%	9.5%		64.4%	70.9%
Normalized EBITDA	1,209.7	1,191.6	0.8%	296.5	193.0	53.3%	1,506.2	1,384.6	8.1%
% of Total	50.8%	59.2%		12.4%	9.6%		63.2%	68.8%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-26.8%	-30.6%		-34.9%	-43.4%		-28.2%	-32.8%
Gross Profit	73.2%	69.4%		65.1%	56.6%		71.8%	67.2%
SG&A	-35.1%	-29.5%		-25.6%	-27.8%		-33.4%	-29.2%
Other operating income, net	2.9%	3.2%		5.4%	3.6%		3.4%	3.2%
Normalized EBIT	41.1%	43.1%		44.8%	32.3%		41.7%	41.2%
Normalized EBITDA	46.8%	48.7%		52.6%	38.2%		47.8%	46.9%

Per Hectoliter - Reported (R$/hl)
Net Sales	155.5	154.7	0.5%	95.4	91.3	4.5%	139.8	138.3	1.1%
COGS	(41.6)	(47.4)	-12.1%	(33.3)	(39.6)	-15.9%	(39.5)	(45.4)	-13.0%
Gross Profit	113.9	107.3	6.1%	62.1	51.6	20.3%	100.3	92.9	8.0%
SG&A	(54.6)	(45.6)	19.8%	(24.5)	(25.4)	-3.7%	(46.7)	(40.3)	15.8%
Other operating income, net	4.6	4.9	-5.9%	5.1	3.3	55.9%	4.7	4.5	5.9%
Normalized EBIT	63.9	66.6	-4.1%	42.7	29.5	44.9%	58.3	57.0	2.4%
Normalized EBITDA	72.7	75.4	-3.5%	50.2	34.9	44.0%	66.8	64.9	3.0%

	Hila Operations						Canada			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	2Q09	2Q08%		2Q09	2Q08%		2Q09	2Q08%		2Q09	2Q08%
Volumes (000 hl)	6,627	6,610	-3.5%	1,542	1,525	1.1%	3,371	3,297	2.3%	34,076	32,777	4.1%

R$ million
Net Sales	794.6	592.8	18.8%	194.7	136.8	16.4%	1,208.6	1,032.7	5.9%	5,348.1	4,713.4	8.8%
% of Total	14.9%	12.6%		3.6%	2.9%		22.6%	21.9%		100.0%	100.0%
COGS	(333.0)	(272.4)	7.8%	(115.7)	(92.9)	2.2%	(386.1)	(315.2)	10.7%	(1,724.4)	(1,649.5)	-0.4%
% of Total	19.3%	16.5%		6.7%	5.6%		22.4%	19.1%		100.0%	100.0%
Gross Profit	461.6	320.3	28.1%	79.0	43.9	46.4%	822.4	717.5	3.7%	3,623.7	3,063.9	13.6%
% of Total	12.7%	10.5%		2.2%	1.4%		22.7%	23.4%		100.0%	100.0%
SG&A	(207.1)	(150.3)	18.6%	(111.4)	(91.2)	0.5%	(330.9)	(342.5)	-12.7%	(1,701.8)	(1,445.1)	13.0%
% of Total	12.2%	10.4%		6.5%	6.3%		19.4%	23.7%		100.0%	100.0%
Other operating income, net	10.6	0.1	nm	1.0	(0.4)	nm	0.7	2.9	nm	118.8	97.9	18.9%
% of Total	8.9%	0.1%		0.8%	-0.4%		0.6%	2.9%		100.0%	100.0%
Normalized EBIT	265.0	170.2	41.1%	(31.4)	(47.8)	nm	492.3	377.8	18.0%	2,040.8	1,716.7	14.4%
% of Total	13.0%	9.9%		-1.5%	-2.8%		24.1%	22.0%		100.0%	100.0%
Normalized EBITDA	341.1	224.1	37.3%	(9.9)	(29.7)	nm	545.7	433.4	14.1%	2,383.1	2,012.5	13.8%
% of Total	14.3%	11.1%		-0.4%	-1.5%		22.9%	21.5%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-41.9%	-46.0%		-59.4%	-67.9%		-32.0%	-30.5%		-32.2%	-35.0%
Gross Profit	58.1%	54.0%		40.6%	32.1%		68.0%	69.5%		67.8%	65.0%
SG&A	-26.1%	-25.4%		-57.2%	-66.7%		-27.4%	-33.2%		-31.8%	-30.7%
Other operating income, net	1.3%	0.0%		0.5%	-0.3%		0.1%	0.3%		2.2%	2.1%
Normalized EBIT	33.4%	28.7%		-16.1%	-34.9%		40.7%	36.6%		38.2%	36.4%
Normalized EBITDA	42.9%	37.8%		-5.1%	-21.7%		45.2%	42.0%		44.6%	42.7%

Per Hectoliter - Reported (R$/hl)
Net Sales	119.9	89.7	33.7%	126.2	89.7	40.7%	358.5	313.3	14.4%	156.9	143.8	9.1%
COGS	(50.3)	(41.2)	21.9%	(75.0)	(60.9)	23.1%	(114.5)	(95.6)	19.8%	(50.6)	(50.3)	0.6%
Gross Profit	69.7	48.5	43.7%	51.2	28.8	78.0%	244.0	217.6	12.1%	106.3	93.5	13.8%
SG&A	(31.3)	(22.7)	37.5%	(72.2)	(59.8)	20.7%	(98.1)	(103.9)	-5.5%	(49.9)	(44.1)	13.3%
Other operating income, net	1.6	0.0	nm	0.6	(0.3)	nm	0.2	0.9	nm	3.5	3.0	16.7%
Normalized EBIT	40.0	25.7	55.4%	(20.4)	(31.3)	nm	146.0	114.6	27.4%	59.9	52.4	14.3%
Normalized EBITDA	51.5	33.9	51.8%	(6.4)	(19.5)	nm	161.9	131.5	23.1%	69.9	61.4	13.9%

Second Quarter 2009 Results August 13, 2009 Page 22

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil
	YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%
Volumes (000 hl)	34,509	32,720	7.0%	12,425	11,355	9.8%	46,934	44,075	8.0%

R$ million
Net Sales	5,453.1	5,061.6	8.5%	1,178.0	1,039.0	13.8%	6,631.2	6,100.7	9.4%
% of Total	49.6%	53.0%		10.7%	10.9%		60.3%	63.9%
COGS	(1,479.5)	(1,537.0)	-2.1%	(450.6)	(447.8)	1.3%	(1,930.1)	(1,984.8)	-1.3%
% of Total	40.9%	46.3%		12.4%	13.5%		53.3%	59.8%
Gross Profit	3,973.6	3,524.7	13.0%	727.4	591.2	23.3%	4,701.0	4,115.8	14.5%
% of Total	53.8%	56.6%		9.9%	9.5%		63.7%	66.1%
SG&A	(1,717.8)	(1,486.6)	16.9%	(287.7)	(238.5)	21.5%	(2,005.5)	(1,725.1)	17.5%
% of Total	51.8%	51.8%		8.7%	8.3%		60.4%	60.1%
Other operating income, net	149.2	141.5	5.4%	51.8	32.8	57.9%	201.0	174.3	15.2%
% of Total	73.2%	77.2%		25.4%	17.9%		98.7%	95.1%
Normalized EBIT	2,405.0	2,179.6	10.0%	491.5	385.5	27.3%	2,896.5	2,565.1	12.6%
% of Total	56.4%	61.5%		11.5%	10.9%		67.9%	72.4%
Normalized EBITDA	2,707.1	2,461.3	9.7%	580.3	442.8	30.9%	3,287.4	2,904.0	12.9%
% of Total	54.5%	59.7%		11.7%	10.7%		66.2%	70.5%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.1%	-30.4%		-38.3%	-43.1%		-29.1%	-32.5%
Gross Profit	72.9%	69.6%		61.7%	56.9%		70.9%	67.5%
SG&A	-31.5%	-29.4%		-24.4%	-23.0%		-30.2%	-28.3%
Other operating income, net	2.7%	2.8%		4.4%	3.2%		3.0%	2.9%
Normalized EBIT	44.1%	43.1%		41.7%	37.1%		43.7%	42.0%
Normalized EBITDA	49.6%	48.6%		49.3%	42.6%		49.6%	47.6%

Per Hectoliter - Reported (R$/hl)
Net Sales	158.0	154.7	2.2%	94.8	91.5	3.6%	141.3	138.4	2.1%
COGS	(42.9)	(47.0)	-8.7%	(36.3)	(39.4)	-8.0%	(41.1)	(45.0)	-8.7%
Gross Profit	115.1	107.7	6.9%	58.5	52.1	12.4%	100.2	93.4	7.3%
SG&A	(49.8)	(45.4)	9.6%	(23.2)	(21.0)	10.2%	(42.7)	(39.1)	9.2%
Other operating income, net	4.3	4.3	-0.1%	4.2	2.9	44.3%	4.3	4.0	8.3%
Normalized EBIT	69.7	66.6	4.6%	39.6	34.0	16.5%	61.7	58.2	6.0%
Normalized EBITDA	78.4	75.2	4.3%	46.7	39.0	19.8%	70.0	65.9	6.3%

	Hila Operations						Canada			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%
Volumes (000 hl)	15,841	15,789	-1.3%	3,026	3,169	-4.5%	5,543	5,529	0.3%	71,345	68,562	4.6%

R$ million
Net Sales	1,986.2	1,387.8	20.1%	368.3	282.2	4.0%	2,018.1	1,776.2	3.8%	11,003.8	9,546.8	9.7%
% of Total	18.1%	14.5%		3.3%	3.0%		18.3%	18.6%		100.0%	100.0%
COGS	(788.7)	(590.6)	12.7%	(229.3)	(182.2)	0.2%	(673.4)	(561.1)	9.6%	(3,621.5)	(3,318.7)	3.1%
% of Total	21.8%	17.8%		6.3%	5.5%		18.6%	16.9%		100.0%	100.0%
Gross Profit	1,197.6	797.2	25.6%	139.0	100.0	10.8%	1,344.6	1,215.1	1.1%	7,382.3	6,228.1	13.2%
% of Total	16.2%	12.8%		1.9%	1.6%		18.2%	19.5%		100.0%	100.0%
SG&A	(427.7)	(315.9)	13.8%	(234.7)	(181.6)	2.3%	(651.1)	(647.3)	-8.1%	(3,319.0)	(2,869.8)	10.3%
% of Total	12.9%	11.0%		7.1%	6.3%		19.6%	22.6%		100.0%	100.0%
Other operating income, net	(1.5)	11.0	nm	0.7	(0.6)	nm	3.5	(1.5)	nm	203.7	183.3	8.0%
% of Total	-0.7%	6.0%		0.4%	-0.3%		1.7%	-0.8%		100.0%	100.0%
Normalized EBIT	768.4	492.4	28.9%	(95.0)	(82.1)	nm	697.0	566.3	12.4%	4,267.0	3,541.6	15.3%
% of Total	18.0%	13.9%		-2.2%	-2.3%		16.3%	16.0%		100.0%	100.0%
Normalized EBITDA	926.2	599.8	28.3%	(48.8)	(46.0)	nm	801.1	662.0	10.6%	4,966.0	4,119.9	15.1%
% of Total	18.7%	14.6%		-1.0%	-1.1%		16.1%	16.1%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-39.7%	-42.6%		-62.3%	-64.6%		-33.4%	-31.6%		-32.9%	-34.8%
Gross Profit	60.3%	57.4%		37.7%	35.4%		66.6%	68.4%		67.1%	65.2%
SG&A	-21.5%	-22.8%		-63.7%	-64.3%		-32.3%	-36.4%		-30.2%	-30.1%
Other operating income, net	-0.1%	0.8%		0.2%	-0.2%		0.2%	-0.1%		1.9%	1.9%
Normalized EBIT	38.7%	35.5%		-25.8%	-29.1%		34.5%	31.9%		38.8%	37.1%
Normalized EBITDA	46.6%	43.2%		-13.2%	-16.3%		39.7%	37.3%		45.1%	43.2%

Per Hectoliter - Reported (R$/hl)
Net Sales	125.4	87.9	42.6%	121.7	89.0	36.7%	364.1	321.2	13.3%	154.2	139.2	10.8%
COGS	(49.8)	(37.4)	33.1%	(75.8)	(57.5)	31.8%	(121.5)	(101.5)	19.7%	(50.8)	(48.4)	4.9%
Gross Profit	75.6	50.5	49.7%	45.9	31.6	45.6%	242.6	219.8	10.4%	103.5	90.8	13.9%
SG&A	(27.0)	(20.0)	34.9%	(77.6)	(57.3)	35.4%	(117.5)	(117.1)	0.3%	(46.5)	(41.9)	11.1%
Other operating income, net	(0.1)	0.7	nm	0.2	(0.2)	nm	0.6	(0.3)	nm	2.9	2.7	6.8%
Normalized EBIT	48.5	31.2	55.5%	(31.4)	(25.9)	21.1%	125.7	102.4	22.8%	59.8	51.7	15.8%
Normalized EBITDA	58.5	38.0	53.9%	(16.1)	(14.5)	11.1%	144.5	119.7	20.7%	69.6	60.1	15.8%

Second Quarter 2009 Results August 13, 2009 Page 23

CONSOLIDATED BALANCE SHEET R$ million	June 2009	December 2008
Assets
Non-Current Assets
Property, plant and equipment	6,489.0	7,304.6
Goodwill	17,525.4	17,912.4
Intangible assets	2,085.1	2,492.9
Investments in associates	26.6	30.4
Investment securities	274.6	317.4
Deferred tax assets	1,775.8	1,817.8
Employee benefits	19.9	19.9
Trade and other receivables	2,410.1	2,624.2
Total Non-Current Assets	30,606.5	32,519.6

Current assets
Investment securities	2.6	0.1
Inventories	1,611.9	2,018.1
Income tax receivable	491.2	479.7
Trade and other receivables	3,041.9	3,428.7
Cash and cash equivalents	4,278.4	3,298.9
Assets held for sale	62.4	67.9
	9,488.4	9,293.3

Total Assets	40,094.9	41,813.0

Equity and Liabilities
Equity
Paid-in capital	6,812.7	6,602.0
Reserves	(928.0)	321.5
Retained earnings	15,630.4	13,864.0
Equity attributable to equity holders of AmBev	21,515.0	20,787.5
Minority interests	240.7	224.1

Total Non-Current Liabilities
Interest-bearing loans and borrowings	6,946.9	7,069.6
Employee benefits	680.3	784.3
Deferred tax liabilities	582.3	821.2
Trade and other payables	672.1	626.4
Provisions	972.8	962.9
	9,854.4	10,264.3

Current liabilities
Bank overdrafts	32.8	18.8
Interest-bearing loans and borrowings	1,811.7	3,588.2
Income tax payable	1,001.5	680.8
Trade and other payables	5,580.9	6,147.5
Provisions	57.9	101.8
	8,484.7	10,537.1

Total equity and liabilities	40,094.9	41,813.0

Second Quarter 2009 Results August 13, 2009 Page 24

CONSOLIDATED STATEMENT OF OPERATIONS	2Q09	2Q08	YTD 09	YTD 08

Net sales	5,348.1	4,713.4	11,003.8	9,546.8
Cost of sales	(1,724.4)	(1,649.5)	(3,621.5)	(3,318.7)
Gross profit	3,623.7	3,063.9	7,382.3	6,228.1

Sales and marketing expenses	(1,307.2)	(1,171.1)	(2,611.4)	(2,340.8)
Administrative expenses	(394.6)	(274.0)	(707.7)	(529.0)
Other operating income, net.	118.8	98.0	203.7	183.3

Normalized EBIT	2,040.8	1,716.7	4,267.0	3,541.6

Non recurring items above EBIT	(15.8)	(3.8)	201.6	(8.4)

Income from operations (EBIT)	2,025.0	1,713.0	4,468.6	3,533.2

Net Financial Results	(249.4)	(320.8)	(574.2)	(598.0)
Share of results of associates	0.2	3.8	0.3	3.9

Income before income tax	1,775.8	1,395.9	3,894.7	2,939.0
Income tax expense	(383.9)	(335.4)	(890.1)	(658.7)

Net Income	1,391.9	1,060.6	3,004.6	2,280.4
Attributable to:	-	-	-	-
AmBev holders	1,375.6	1,026.0	2,964.2	2,254.6
Minority interest	16.4	34.5	40.3	25.8

Nº of basic share outstanding (millions)	615.4	613.8	614.7	613.5
Nº of diluted share outstanding (millions)	616.3	614.5	615.4	614.3

Basic earnings per share – preferred	2.36	1.76	5.08	3.87
Basic earnings per share – common	2.14	1.60	4.62	3.52
Diluted earnings per share– preferred	2.35	1.76	5.08	3.87
Diluted earnings per share– common	2.14	1.60	4.61	3.52

Second Quarter 2009 Results August 13, 2009 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS R$ million	2Q09	2Q08	YTD 09	YTD 08
Cash Flows from Operating Activities
Net income for the period	1,391.9	1,060.6	3,004.6	2,280.4
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation, amortization and impairment	341.6	297.9	702.5	582.4
Impairment losses on receivables and inventories	23.6	4.5	39.7	21.2
Additions/(reversals) in provisions and employee benefits	11.3	42.6	49.7	84.5
Net financing cost	249.4	320.8	574.2	598.0
Other non-cash items included in net income	16.8	(10.1)	75.7	(0.8)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(0.3)	19.6	(4.7)	23.6
Loss/(gain) on assets held for sale	0.7	-	0.2	-
Equity-settled share-based payment expense	37.0	15.8	57.1	28.2
Income tax expense	383.9	335.4	890.1	658.7
Share of result of associates	(0.2)	(3.8)	(0.3)	(3.9)
Cash flow from operating activities before changes in working capital and use of provisions	2,455.9	2,083.3	5,388.7	4,272.2
Decrease/(increase) in trade and other receivables	(224.7)	(135.6)	8.3	286.5
Decrease/(increase) in inventories	150.3	(17.6)	9.5	(145.5)
Increase/(decrease) in trade and other payables	(36.1)	144.4	(1,145.0)	(795.3)
Cash generated from operations	2,345.2	2,074.4	4,261.4	3,617.9
Interest paid	(387.4)	(430.9)	(569.7)	(717.8)
Interest received	43.9	36.0	61.4	60.9
Income tax paid	(10.6)	(163.9)	(193.1)	(596.9)
Cash flow from operating activities	1,991.1	1,515.6	3,560.0	2,364.1
Proceeds from sale of property, plant and equipment	13.7	(12.3)	26.1	18.6
Proceeds from sale of intangible assets	0.3	17.5	1.1	17.0
Repayments of loans granted	0.4	(0.6)	0.6	0.7
Purchase of minority interest	(18.0)	(5.9)	(4.6)	(706.3)
Acquisition of property, plant and equipment	(320.8)	(408.9)	(474.8)	(609.2)
Acquisition of intangible assets	(65.6)	(57.3)	(65.7)	(111.7)
Net proceeds/(acquisition) of debt securities	61.2	(33.8)	(2.2)	157.5
Net proceeds/(acquisition) of other assets	3.4	78.0	4.5	78.0
Cash flow from investing activities	(373.7)	(423.4)	(577.5)	(1,155.3)
Capital increase	65.9	-	65.9	-
Proceeds from borrowings	716.5	2,329.3	1,141.9	4,890.3
Repayment of borrowings	(1,927.1)	(2,066.9)	(2,521.4)	(4,215.0)
Proceeds/repurchase of treasury shares	11.4	(129.9)	22.4	(637.2)
Cash net finance costs other than interests	119.4	(139.3)	139.4	(416.2)
Payment of finance lease liabilities	(3.9)	(4.6)	(4.5)	(6.3)
Dividend and interest on own capital paid	(241.7)	(1,102.9)	(471.3)	(1,104.7)
Cash flow from financing activities	(1,259.5)	(1,114.3)	(1,627.6)	(1,488.9)
Net increase/(decrease) in cash and cash equivalents	358.0	(22.0)	1,355.0	(280.1)
Cash and cash equivalents less bank overdrafts at beginning of year	4,255.4	1,970.4	3,280.0	2,240.9
Effect of exchange rate fluctuations	(367.9)	(85.5)	(389.4)	(97.9)
Cash and cash equivalents less bank overdrafts at end of year	4,245.6	1,862.8	4,245.6	1,862.8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer